Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

NYSE
AN ICE EXCHANGE

June 26, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Texas.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, or ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D also does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

American Financial Exchange, LLC because such the were not affiliates of the Exchange during the year ended December 31, 2024.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/26/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different): 25000240
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/26/25 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2025 (Year) by [signature] (Notary Public)

My Commission expires November 27, 2028 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires ~~May 29, 2024~~ November 27, 2028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

June 2025

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT A

The Thirteenth Amended and Restated Operating Agreement of NYSE American LLC and additional information regarding NYSE American LLC are publicly available on the Exchange's website at https://www.nyse.com/regulation/governing-documents-related-information-nms-plans. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Rule interpretations are publicly available on the Exchange's website at https://www.nyse.com/regulation/rule-interpretations. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE American LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE American LLC for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation, and ICE Securities Execution & Clearing, LLC, because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D does not include the financial statements of Bakkt Trust Company LLC, American Financial Exchange Holdings, Inc., and American Financial Exchange, LLC because such entities were not an affiliate of the Exchange during the year ended December 31, 2024.

ICE TRADE THE WORLD™

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,019
Current assets		2,019
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		597
Noncurrent assets		3,756
Total assets	$	5,775
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		180
Current liabilities		180
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		154
Noncurrent liabilities		154
Total liabilities	$	334
EQUITY:		
Retained earnings		5,441
Total equity		5,441
Total liabilities and equity	$	5,775

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Fixed Income Data Services		10
Total Revenue		10
Technology and communications		3
Amortization and depreciation		358
Operating expenses		361
Operating income		(351)
Income tax benefit		(94)
Net income	$	(257)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS	
Investment in affiliate	3,103
Goodwill	1,131
Other noncurrent assets	4,234
Total assets	**$ 4,234**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ 4,691
Current liabilities	4,691
Total liabilities	**4,691**
EQUITY:	
Retained deficit	(457)
Equity	**(457)**
Total liabilities and equity	**$ 4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Data & Analytics, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash	$	1
Accounts receivable, net of allowance		24,958
Prepaid expenses and other current assets		98,429
Current assets		123,388
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		17,573
Accumulated depreciation		(3,134)
Property and equipment, net		14,439
NON-CURRENT ASSETS:		
Deferred contract costs		5,595
Other non-current assets		5,053
Other non-current assets		10,648
Assets		148,475
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,436
Accrued salaries and benefits		5,813
Other Current Liabilities		(217)
Related Party Payable		94
Deferred revenue		13,479
Current liabilities		24,605
NON-CURRENT LIABILITIES:		
Deferred revenue - long term		9
Non-current liabilities		9
Liabilities		24,614
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(69,380)
Retained earnings		193,241
Equity		123,861
Total liabilities and equity	$	148,475

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Data & Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ 170,871
Total revenue	**170,871**
Compensation and benefits	51,412
M&A	(193)
Technology and communication	47,897
Rent and occupancy	573
Selling, general and administrative	9,599
Depreciation and amortization	8,897
Affiliate expense	26,985
Operating expenses	**145,170**
Operating income	**25,701**
Other income, net	(3)
Other income, net	**(3)**
Net income	**25,698**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	89
Due from affiliates		23,815
Income tax receivable		163,318
Current assets		187,222
NON-CURRENT ASSETS:		
Deferred tax assets		1,627
Other non-current assets		1,627
Assets		188,849
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Additional paid-in capital		188,360
Retained earnings		(329)
Accumulated other comprehensive income		818
Equity		188,849
Total liabilities and equity	$	188,849

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Selling, general and administrative	93
Operating expenses	**93**
Operating loss	**(93)**
Interest expense	2
Other expense, net	**2**
Pre-tax net loss	**(95)**
Income tax expense	139
Net loss	**(234)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets		$ -
	Current assets	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1
	Current liabilities	1
	Liabilities	1
SHAREHOLDERS EQUITY:		
Additional paid-in capital		-
Retained earnings		(1)
	Equity	(1)
	Total liabilities and equity	$ -

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Selling, general and administrative	-
Operating expenses	**0**
Operating loss	**0**
Net loss before equity earnings	-
Equity Earnings in Subsidiaries	0
Net income	**0**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Goverment Solutions, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets		$ 1
	Current assets	1
	Assets	1
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Member capital		1
	Equity	1
	Total liabilities and equity	$ 1

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income tax receivable		$ 112,913
	Current assets	112,913
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,128,500
Accumulated depreciation		(158,980)
	Property and equipment, net	969,520
NON-CURRENT ASSETS:		
Goodwill		9,404,172
Other intangibles, net		3,410,646
	Other non-current assets	12,814,818
	Assets	13,897,251
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income tax payable		7,503
	Current liabilities	7,503
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		1,129,212
	Non-current liabilities	1,129,212
	Liabilities	1,136,715
SHAREHOLDERS EQUITY:		
Contributed capital		11,584,655
Retained earnings		1,175,881
	Equity	12,760,536
	Total liabilities and equity	$ 13,897,251

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Compensation and benefits	13,730
M&A	3,463
Depreciation and amortization	426,568
Operating expenses	**443,761**
Operating loss	**(443,761)**
Pre-tax net loss	**(443,761)**
Income tax benefit	233,490
Net loss	**(210,271)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight InfoServ, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,973
Due from affiliates		(28)
Current assets		1,945
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		174
Accumulated depreciation		(43)
Property and equipment, net		131
NON-CURRENT ASSETS:		
Other non-current assets		1,025,694
Deferred tax assets		122,056
Other non-current assets		1,147,750
Assets		1,149,826
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		57,424
Other Current Liabilities		76
Income Tax Payable		78,850
Current liabilities		136,350
NON-CURRENT LIABILITIES:		
Other non-current liabilities		42,618
Long Term Debt		2,339
Non-current liabilities		44,957
Liabilities		181,307
SHAREHOLDERS EQUITY:		
Additional paid-in capital		1,434,763
Retained deficit		(465,854)
Accumulated other comprehensive income		(390)
Equity		968,519
Total liabilities and equity	$	1,149,826

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight InfoServ, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Professional services	4
M&A	7,000
Rent and occupancy	1
Selling, general and administrative	490
Depreciation and amortization	33
Operating expenses	**7,528**
Operating loss	**(7,528)**
Interest income	(2,723)
Affiliate interest income	42,047
Interest expense	(12,745)
Other income, net	(257,488)
Other income, net	**(230,909)**
Pre-tax net loss	**(238,437)**
Income tax expense	72,563
Net loss	**(311,000)**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight IP Holding Company, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets	$	1
Current assets		1
Assets		1
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Member capital		1
Equity		1
Total liabilities and equity	$	1

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Servicing Technologies, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	538
Accounts receivable, net of allowance		109,646
Prepaid expenses and other current assets		59,125
Current assets		169,309
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		173,087
Accumulated depreciation		(33,090)
Property and equipment, net		139,997
NON-CURRENT ASSETS:		
Other non-current assets		11,054
Deferred contract costs		19,911
Other non-current assets		30,965
Assets		340,271
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8,379
Accrued salaries and benefits		13,376
Other Current Liabilities		21,731
Deferred revenue		20,552
Current liabilities		64,038
NON-CURRENT LIABILITIES:		
Other non-current liabilities		2,519
Deferred revenue - long term		9,716
Non-current liabilities		12,235
Liabilities		76,273
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(660,480)
Retained earnings		924,478
Equity		263,998
Total liabilities and equity	$	340,271

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Servicing Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$	848,437
Affiliate Revenue		33,400
Total revenue		**881,837**
Compensation and benefits		266,468
Technology and communication		75,455
Rent and occupancy		11,999
Selling, general and administrative		24,655
Depreciation and amortization		24,063
Operating expenses		**402,640**
Operating income		**479,197**
Interest income		-
Other income, net		**-**
Net income		**479,197**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Technologies, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	(1,509)
Prepaid expenses and other current assets		107,789
Other current assets		19,504
Current assets		125,784
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,821
Accumulated depreciation		(1,792)
Property and equipment, net		3,029
NON-CURRENT ASSETS:		
Other intangibles, net		(2)
Other non-current assets		1,716
Deferred contract costs		906
Other non-current assets		2,620
Assets		131,433
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		11,692
Deferred revenue		2,379
Current liabilities		14,071
NON-CURRENT LIABILITIES:		
Other non-current liabilities		2,179
Deferred revenue - long term		271
Non-current liabilities		2,450
Liabilities		16,521
SHAREHOLDERS EQUITY:		
Additional paid-in capital		2,384,798
Retained deficit		(2,269,458)
Accumulated other comprehensive income		(428)
Equity		114,912
Total liabilities and equity	$	131,433

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ 45,155
Total revenue	**45,155**
Compensation and benefits	71,030
M&A	37,422
Technology and communication	14,956
Rent and occupancy	(222)
Selling, general and administrative	27,406
Depreciation and amortization	6,025
Affiliate expense	8,997
Operating expenses	**165,614**
Operating loss	**(120,459)**
Interest income	-
Interest expense	(64)
Other income, net	158,098
Other income, net	**158,034**
Net income	**37,575**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	135
Current assets		135
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	**$**	**5,537**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		(28)
Current liabilities		(28)
Total liabilities		**(28.00)**
EQUITY:		
Contributed capital		29,106
Retained deficit		(23,541)
Equity		**5,565**
Total liabilities and equity	**$**	**5,537**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chatham Energy, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	236
Operating revenues		**236**
OPERATING EXPENSES:		
Compensation and benefits		188
Professional services		1
Rent and occupancy		14
Technology and communication		3
Selling, general and administrative		14
Operating expenses		**220**
Net income	**$**	**16**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49
Prepaid Expenses and Other Current Assets		5
Income tax receivable		3
Due from affiliates, net		687
Current assets		744
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,076**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		5,111
Non-current liabilities		5,111
Total liabilities		**5,111**
EQUITY:		
Contributed capital		1,950
Retained earnings		22,988
Accumulated other comprehensive income		4,027
Equity		**28,965**
Total liabilities and equity	**$**	**34,076**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	25
Operating expenses	**25**
Operating loss	**(25)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	(25)
Income tax benefit	1,176
Net income	**$ 1,151**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CHXBD, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES and EQUITY		
MEMBER EQUITY:		
Member capital		1
Total equity		1
Total liabilities and equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Closing Technology & Services, Inc
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7
Accounts Receivable, Net of Allowance		306
Current Assets		313
PLANT PROPERTY AND EQUIPMENT:		
Operating Lease Right of Use Asset	$	35
		35
OTHER NONCURRENT ASSETS:		
Goodwill		4,281
Other Intangibles Net		2,720
Other Non Current Assets		6
Deferred Income Tax Asset Non Current		1,447
Other non-current assets		8,454
Assets	$	8,802
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	561
Accrued Salaries and Benefits	$	29
Due to affiliate, net		245
Current liabilities		835
Liabilities		835
EQUITY:		
Retained earnings		7,967
Total Equity		7,967
Total Liabilities and Equity	$	8,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Closing Technology & Services, Inc
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Closting Solutions	$	2,656
Total revenue		2,656
Expenses:		
Professional services		2,316
Technology and communication		225
Rent and occupancy		57
Selling, general and administrative		70
Depreciation and amortization		480
Operating expenses		3,148
Operating loss		(492)
Intercompany interest expense		(6)
Other income		(6)
Pre-tax net loss		(498)
Income tax benefit		585
Net Income	$	87

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	781
Prepaid expenses and other current assets		1
Income tax receivable		44
Current assets		826
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,287
Accumulated depreciation		(1,286)
Property and equipement, net		1
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,020
Other noncurrent assets		1
Other non-current assets		1,021
Assets		1,848
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		130
Due to affiliates, net		2,745
Current liabilities		2,875
SHAREHOLDERS EQUITY:		
Contributed capital		688
Retained deficit		(1,715)
Equity		(1,027)
Total liabilities and equity	$	1,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Affiliate income	$	921
Total revenue		**921**
Compensation and benefits		796
Technology and communication		1
Rent and Other Occupancy		113
Selling, general and administrative		5
Depreciation and amortization		2
Operating expenses		**917**
Operating income		**4**
Other income, net		-
Other income, net		**-**
Pre-tax net income		**4**
Income tax expense		4
Net income		**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Cash and cash equivalents		$	3,573
	Prepaid expenses and other current assets			64
	Current income tax receivable			415
	Due from affilates, net			162
		Current assets		4,214
PLANT PROPERTY AND EQUIPMENT:				
	Property and equipment cost			42,114
	Accumulated depreciation			(32,950)
		Property and equipment, net		9,164
OTHER NON-CURRENT ASSETS:				
	Goodwill			358,772
	Other noncurrent assets			600
		Other non-current assets		359,372
		Assets		372,750
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			48
	Accrued salaries and benefits			7,728
		Current liabilities		7,776
NON-CURRENT LIABILITIES:				
	Deferred tax liabilities - noncurrent			39,586
	Other Non Current Liabilities			49
		Non-current liabilities		39,635
		Liabilities		47,411
EQUITY:				
	Additional Paid in Capital			47,807
	Contributed capital			404,872
	Retained deficit			(129,033)
	Accumulated other comprehensive income			1,693
		Equity		325,339
		Total liabilities and equity	$	372,750

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Affiliate revenue		33,087
Total revenue		33,087
Compensation and benefits		27,676
Professional services		200
Technology and communications		226
Rent and other occupancy		2,333
Selling, general & administration		771
Amortization & depreciation expense		6,271
Service & license fees to affiliate		4,876
Operating expenses		42,353
Operating loss		(9,266)
Interest income		274
Interest income from affiliates		2,997
Other income, net		80
Other income, net		3,351
Pre-tax net loss		(5,915)
Income tax expense		1,335
Net loss	$	(7,250)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	2,908
Accounts receivable, net of allowance		1,158
Due from affiliates, net		93,146
Assets	$	97,212
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	6
Current liabilities		6
Liabilities		6
Contributed capital		90,241
Retained earnings		6,965
Equity	$	97,206
Total liabilities and equity	$	97,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	3,394
Total revenue		3,394
Selling, general & administration		(44)
Affiliate expense		791
Operating expenses		747
Operating income		2,647
Other income, net		(105)
Pre-tax net income		2,542
Net income	$	2,542

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable		2
Due from affiliates, net		7,979
Current Assets		7,981
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	518
Other noncurrent assets		518
Assets	$	8,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		-
Current liabilities		-
EQUITY:		
Contributed Capital		202,833
Retained deficit		(194,916)
Accumulated other comprehensive income		582
Equity		8,499
Total liabilities and equity	$	8,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Other income, net		301
Pre-tax net income		301
Income tax expense		282
Net income	$	19

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

DCFB LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eCops, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		216
Income Tax Receivable		103
Due from affliliate, net		1,932
Current assets		2,251
NON-CURRENT ASSETS:		
Deferred Tax Asset		83
Non-current assets		83
Total assets	**$**	**2,334**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		50
Accrued salaries and benefits		285
Current liabilities		**335**
EQUITY:		
Contributed capital		1,663
Retained earnings		336
Equity		**1,999**
Total liability and equity	**$**	**2,334**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	570
Operating expenses	**570**
Pre-tax net loss	(570)
Income tax benefit	(179)
Net Loss	**$ (391)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

OTHER NON-CURRENT ASSETS:		
Operating Lease Right of Use Asset		969
Property and Equipment		13,455
Accumulated depreciation		(5,000)
Other Non Current Assets		13
Non-current assets		9,437
Total assets		**9,437**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and Accrued Liabilities	$	36
Other Current Liabilities		64
Due to affilates, net		2,246
Current liabilities		2,346
NON CURRENT LIABILITIES:		
Other Non current liabilities	$	926
Non Current liabilities		926
EQUITY:		
Member capital		6,165
Equity		6,165
Total liabilities and equity	**$**	**9,437**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 4165, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		7
Amortization and Depreciation		722
Operating expenses		729
Operating loss		(729)
Pre-tax net loss		(729)
Income tax expense		0
Net loss	$	(729)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		144,457
Accumulated depreciation		(81,471)
Property and equipment, net		62,986
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	63,124
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	788
Due to affiliate, net		18,915
Current liabilities		19,703
Total liabilities		19,703
EQUITY:		
Contributed capital		37,776
Retained earnings		5,645
Equity		43,421
Total liabilities and equity	$	63,124

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

OPERATING EXPENSES:		
Professional Services		841
Rent and other occupancy		4,028
Selling, general and administrative		2,603
Amortization and depreciation expense		6,614
Operating expenses		**14,086**
Net loss	**$**	**(14,086)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	931
Income Tax receivable		25
Prepaid expenses and other current assets		167
Current assets		1,123
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,778
Accumulated depreciation		(1,486)
Property and equipment, net		292
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax assets - noncurrent		515
Other non-current assets		1,641
Assets		3,056
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		139
Accrued salaries and benefits		308
Due to affiliates, net		22,053
Current liabilities		22,500
Liabilities		22,500
SHAREHOLDERS EQUITY:		
Contributed capital		589
Retained deficit		(20,033)
Equity		(19,444)
Total liabilities and equity	$	3,056

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,537
Technology and communication	831
Rent and occupancy	57
Selling, general and administrative	6
Depreciation and amortization	115
Affiliate expense	323
Operating expenses	**2,869**
Operating loss	**(2,869)**
Other income (expense), net	73
Other expense, net	**73**
Pre-tax net loss	**(2,796)**
Income tax benefit	697
Net loss	**(2,099)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Due from affiliate, net	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC

Balance Sheet

As of December 31, 2024

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	192,681
Cash - clearing member deposits		27,154,779
Accounts receivable, net of allowance		9,557
Restricted Cash		100,400
Prepaid expenses and other current assets		18,319
Current Assets		27,475,736
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		73,259
Accumulated depreciation		(58,346)
Property and equipment, net		14,913
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	27,540,649
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	94,120
Accrued salaries and benefits		5,525
Due from affiliates, net		8,550
Margin deposits and guaranty funds		27,154,779
Deferred revenue		3,914
Current liabilities		27,266,888
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		0
Noncurrent liabilities		0
Liabilities		27,266,888
EQUITY:		
Contributed capital		126,800
Retained earnings		146,961
Total equity		273,761
Total liabilities and equity	$	27,540,649

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	324,894
Fixed Income Data Services		415
Affiliate revenue		421
Total Revenue		325,730
Expenses:		
Compensation and benefits		18,373
Professional services		1,919
Mergers and Acquisitions		571
Technology and communication		7,036
Rent and occupancy		1,131
Selling, general and administrative		12,119
Depreciation and amortization		10,140
Service and license fees to affiliates		46,186
Operating Expenses		97,475
Operating Income		228,255
Other income, net		6,631
Pre-Tax Net Income		234,886
Income tax expense		-
Net Income	$	234,886

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	56,801
Margin deposits and guaranty funds	7,728,995
Restricted Cash	113,700
Accounts receivable, net of allowance	42,045
Current income tax receivable	202
Prepaid expenses and other current assets	2,454
Current assets	7,944,197
Other non-current assets:	
Restricted Cash LT	75,187
Deferred tax asset - noncurrent	6,816
Other non-current assets	82,003
Total assets	8,026,200
Current liabilities:	
Accounts payable and accrued liabilities	29,874
Accrued salaries and benefits	2,489
Margin deposits and guaranty funds	7,728,995
Deferred Revenue	1,550
Due to affiliates, net	43,527
Current liabilities	7,806,435
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	26,334
Noncurrent Liabilities	26,334
Total liabilities	7,832,769
Equity:	
Contributed capital	71,808
Retained earnings	121,623
Total equity	193,431
Total liabilities and equity	8,026,200

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	315,390
Other revenues		35,544
Service and license fees for affiliates		1,514
Total revenues		352,448
Expenses:		
Compensation and benefits		11,584
Professional services		1,674
Technology and communication		1,260
Rent and occupancy		873
Selling, general and adminstrative		3,171
Service and license fees to affiliates		60,966
Operating expenses		79,528
Operating income		272,920
Other income, net		12,357
Interest expense to affiliates		(1,275)
Other income, net		11,082
Pre-tax net income		284,002
Income tax expense		63,073
Net income	$	220,929

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS		
Due from affiliate, net		62
Income Tax Receivable		2
		64
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		998
Accumulated depreciation		(998)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,840**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,100)
Equity		**4,840**
Total liabilities and equity	**$**	**4,840**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2024
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Amortization & depreciation expense		0
Operating expenses		**0**
Other Income net		**3**
Pre-tax net Income		**3**
Income tax expense		
Net Income	**$**	**3**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		2,709
Prepaid expenses and other current assets		212
Income tax receivable		14
Due from affiliates, net		9,798
Current assets		12,733
Property and equipment:		
Property and equipment cost		71,856
Accumulated depreciation		(55,402)
Property and equipment, net		16,454
Other non-current assets:		
Other noncurrent assets		76
Other non-current assets		76
Total assets	$	29,263

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		63
Accrued salaries and benefits		4,668
Deferred revenue		28
Current liabilities		4,759
Non-current liabilities:		
Other noncurrent liabilities		3,320
Non-current liabilities		3,320
Total liabilities		8,079
Equity:		
Contributed capital		11,620
Retained earnings		9,564
Total equity		21,184
Total liabilities and equity	$	29,263

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	27,053
Affiliate revenue		15
Total revenues		27,068
Expenses:		
Compensation and benefits		11,339
Professional services		67
Technology and communication		1,252
Rent and occupancy		764
Selling, general and administrative		86
Depreciation and amortization		11,032
Operating expenses		24,540
Operating income		2,528
Other income, net		(3)
Pre-tax net income		2,525
Income tax expense		-
Net income	$	2,525

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		14,936
Income tax receivable		4
Due from affiliates, net		29,070
Prepaid expenses and other current assets		412
Current assets		44,422
Property and equipment:		
Property and equipment cost		26,714
Accumulated depreciation		(18,911)
Property and equipment, net		7,803
Other non-current assets:		
Other noncurrent assets		353
Deferred tax assets- non-current		5,556
Other non-current assets		5,909
Total assets	$	58,134

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,266
Accrued salaries and benefits		6,463
Current liabilities		9,729
Non-current liabilities:		
Other noncurrent liabilities		168
Non-current liabilities		168
Total liabilities		9,897
Equity:		
Contributed capital		12,809
Retained earnings		35,428
Total equity		48,237
Total liabilities and equity	$	58,134

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	29
Data services fees, net		88,406
Total revenues		88,435
Expenses:		
Compensation and benefits		31,423
Professional services		(13)
Technology and communication		19,950
Rent and occupancy		1,308
Selling, general and administrative		1,552
Depreciation and amortization		3,622
Affiliate expense		16,548
Operating expenses		74,390
Operating income		14,045
Other income, net		533
Other income, net		533
Pre-tax net income		14,578
Income tax expense		4,073
Net income	$	10,505

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 16
Accounts receivable, net	22,083
Prepaid expenses and other current assets	304
Due from affiliate, net	16,935
Current Income Tax Receivable	14
Current assets	**39,352**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	78,859
Accumulated depreciation	(61,108)
Property and equipment, net	**17,751**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	1,310
Other non-current assets	55
Deferred Income Tax Asset Non Current	5,065
Other non-current assets	**313,152**
Total assets	**$ 370,255**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,345
Accrued salaries and benefits	261
Deferred revenue	36,611
Current liabilities	**38,217**
NON-CURRENT LIABILITIES:	
Other non-current liabilities	962
Non-current liabilities	**962**
Total liabilities	**39,179**
EQUITY:	
Additional paid-in-capital	25,653
Retained earnings	305,423
Total equity	**331,076**
Total Liabilities and equity	**$ 370,255**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	77,884
Affiliate revenue		26
Total revenue		**77,910**
Compensation and benefits		1,776
Professional services		226
Technology and communication		9,486
Rent and occupancy		170
Selling, general and administrative		(351)
Depreciation and amortization		12,098
Affiliate expense		41,931
Operating expenses		**65,336**
Operating income		**12,574**
Other expense, net		580
Other income, net		**580**
Pre-tax net income		**13,154**
Income tax expense		6,277
Net income		**6,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,079
Accounts receivable, net of allowance		41,198
Due from affiliates, net		204,565
Income Tax Receivable		25
Prepaid expenses and other current assets		1,698
Current assets		248,565
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		28,244
Accumulated depreciation		(20,297)
Property and equipment, net		7,947
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		11,487
Other non-current assets		102,382
Assets		358,894
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,366
Accrued salaries and benefits		4,043
Deferred revenue		17
Current liabilities		6,426
NON-CURRENT ASSETS:		
Other non-current liabilities		86
Liabilities		6,512
SHAREHOLDERS EQUITY:		
Additional paid in capital		10,041
Retained earnings		342,341
Equity		352,382
Total liabilities and equity	$	358,894

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	136,449
Affiliate revenues		2,510
Total revenue		**138,959**
Compensation and benefits		14,011
Professional services		111
Mergers and acquisitions		92
Technology and communication		11,087
Rent and Other Occupancy		731
Selling, general and administrative		311
Depreciation and amortization		5,999
Affiliate expenses		4,552
Operating expenses		**36,894**
Operating income		**102,065**
Affiliate interest income		9,261
Other income		12
Other income, net		**9,273**
Pre-tax net income		**111,338**
Income tax expense		16
Net income		**111,322**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(21)
Accounts Receivable, net		15,955
Prepaid Expenses and Other Current Assets		59
Due from affiliates, net		124,776
Income Tax Receivable		2
Current Assets		140,771
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		113
Other non-current assets		2
Deferred tax asset - noncurrent		
Other Noncurrent Assets		78,417
Total assets	**$**	**219,188**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		788
Accrued salaries and benefits		1,773
Income taxes payable		-
Due to affiliates		-
Deferred Revenue		3,166
Current Liabilities		**5,727**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,462
Other non-current liablities		10
Non-current Liabilities		**2,472**
Total liabilities		**8,199**
EQUITY:		
Retained Earnings		122,434
Contributed Capital		88,555
Equity		**210,989**
Total liabilities and equity	**$**	**219,188**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

REVENUES:		
Market data revenue		64,373
Revenue from affiliate, net		1,712
Operating Revenues		**66,085**
OPERATING EXPENSES:		
Compensation and benefits		10,341
Professional services		216
Technology and communication		2,787
Rent and occupancy		669
Selling, general & administrative		583
Depreciation & amortization expense		100
Intercompany expense		3,754
Operating expenses		**18,450**
OTHER INCOME:		
Other income		**5**
Pre-tax net income		47,640
Income tax expense		11,277
Net income	**$**	**36,363**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		115
Accounts receivable, net of allowance		150,473
Prepaid expenses and other current assets		7,796
Income tax receivable		25
Due from affiliates, net		1,706,402
Current assets		1,864,811
Property and equipment:		
Property and equipment cost		28,263
Accumulated depreciation		(26,998)
Property and equipment, net		1,265
Other non-current assets:		
Investment in Sub		4,530
Other noncurrent assets		1,110
Other non-current assets		5,640
Total assets	$	1,871,716

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		15,442
Accrued salaries and benefits		16,464
Deferred revenue		570
Current liabilities		32,476
Non-current liabilities:		
Other noncurrent liabilities		4,700
Non-current liabilities		4,700
Total liabilities		37,176
Equity:		
Contributed capital		39,778
Retained earnings		1,794,762
Total equity		1,834,540
Total liabilities and equity	$	1,871,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	809,402
Affiliate revenue	16,579
Total revenues	825,981
Expenses:	
Compensation and benefits	76,800
Professional services	1,578
Mergers and acquisitions	137
Technology and communication	78,388
Rent and occupancy	2,527
Selling, general and administrative	3,854
Depreciation and amortization	675
Affiliate expense	37,945
Operating expenses	201,904
Operating income	624,077
Other expenses, net	(1,220)
Pre-tax net income	622,857
Income tax expense	6
Net income	$ 622,851

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services International, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

Current assets:		
Due from affiliates, net		444,101
Current assets		444,101
Other non-current assets:		
Investment in subsidiaries		747,635
Goodwill		(1,066)
Other non-current assets		746,569
Total assets	$	1,190,670
Total liabilities		-
Equity:		
Retained earnings		1,190,670
Total equity		1,190,670
Total liabilities and equity	$	1,190,670

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services International, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		21,418
Other Income, Net		171
Other income		21,589
Pre-tax net income		21,589
Income tax expense		5,521
Net income	$	16,068

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents		408
Accounts receivable, net of allowance		689
Due from affiliate, net		17,537
Prepaid expenses and other current assets		29
Current assets		18,663
Property and equipment:		
Property and equipment cost		4,805
Accumulated depreciation		(4,805)
Property and equipment, net		-
Other non-current assets:		
Investment in subsidiaries		479
Goodwill		212
Other Intangibles, Net		88
Other non-current assets		779
Total assets	$	19,442

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		319
Current liabilities		319
Total liabilities		319
Equity:		
Retained earnings		19,123
Total equity		19,123
Total liabilities and equity	$	19,442

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	5,151
Total revenues		5,151
Expenses:		
Professional services		9
Technology and communication		4,751
Selling, general and administrative		4
Depreciation and amortization		267
Affiliate expense		1,050
Operating expenses		6,081
Operating income		(930)
Affiliate interest income		1,212
Other income, net		10
Pre-tax net income		292
Income tax expense		-
Net income	$	292

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	4,093
Prepaid expenses and other current assets	7,665
Other current assets	2,433
Current Income Tax Receivable	313
Due from affiliates, net	489,561
Current assets	504,065
Property and equipment:	
Operating Lease Right of Use Asset	70,471
Property and equipment cost	536,243
Accumulated depreciation	(357,923)
Property and equipment, net	248,791
Other non-current assets:	
Goodwill	43,719
Other Intangibles, Net	11,605
Investment in subsidiaries	874,237
Deferred tax assets- non-current	58,310
Other noncurrent assets	251
Other non-current assets	988,122
Total assets	$ 1,740,978

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	12,167
Accrued salaries and benefits	29,110
Deferred revenue	513
Current liabilities	41,790
Non-current liabilities:	
Other noncurrent liabilities	107,732
Accrued Employee Benefits - Long Term	-
Non-current liabilities	107,732
Total liabilities	149,522
Equity:	
Contributed capital	74,130
Retained earnings	1,517,380
Accumulated Other Comprehensive Income	(54)
Total equity	1,591,456
Total liabilities and equity	$ 1,740,978

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 7,577
Total revenues	7,577
Expenses:	
Compensation and benefits	109,595
Professional services	530
M&A Expenses	2,120
Technology and communication	21,645
Rent and occupancy	12,841
Selling, general and administrative	9,698
Depreciation and amortization	64,198
Affiliate expense	89,208
Operating expenses	309,835
Operating loss	(302,258)
Affiliate interest income	131,675
Other income, net	45
Other expense, net	**131,720**
Pre-tax net loss	**(170,538)**
Income tax expense	122,363
Net loss	**$ (292,901)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	457
Accounts receivable, net		653
Due from affiliates, net		9,606
Current assets		10,716
Assets		10,716
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Current liabilities	$	-
NON-CURRENT LIABILITIES:		
Other non-current liabilities		356
Non-current liabilities		356
Liabilities		356
SHAREHOLDERS EQUITY:		
Retained earnings		10,360
Equity		10,360
Total liabilities and equity	$	10,716

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,961
Total revenue		**5,961**
Selling, general and administrative		(3)
Professional services		23
Affiliate expense		1,050
Operating expenses		**1,070**
Operating income		**4,891**
Affiliate interest income		257
Other expense, net		**257**
Pre-tax net income		**5,148**
Net income		**5,148**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	924
Accounts receivable, net		951
Current assets		1,875
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		12,491
Accumulated depreciation		(8,240)
Property and equipment, net		4,251
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		80,000
Other non-current assets		80,000
Total assets	$	86,126
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		2,345
Current liabilities		2,345
Total liabilities		2,345
EQUITY:		
Retained earnings		83,781
Total equity		83,781
Total liabilities and equity	$	86,126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:	
Fixed Income & Data Services Revenues	$ 1,712
Total Revenue	1,712
Expenses:	
Professional Services	149
Selling, General and Administration	(105)
Depreciation and amortization	2,603
Affiliate expense	341
Operating expenses	2,988
Operating loss	(1,276)
Other Income (Expense)	1
Pre-tax net loss	(1,275)
Income tax benefit	-
Net loss	$ (1,275)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates, net		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2,290
Restricted cash		49,600
Income tax receivable		56
Accounts Receivable, Net of Allowance		(2,437)
Prepaid expenses and other current assets		405
Due from affiliates, net		62,148
Current assets		112,062
Property and equipment:		
Property and equipment cost		52
Accumulated depreciation		(31)
Property and equipment, net		21
Other non-current assets:		
Goodwill		912,505
Other intangibles assets, net		282,451
Investment in Sub		51,967
Other noncurrent assets		1,608
Other non-current assets		1,248,531
Total assets	$	1,360,614
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	16,961
Accrued salaries and benefits		2,997
Deferred revenue		80
Current liabilities		20,038
Non-current liabilities:		
Deferred tax liabilities - noncurrent		73,708
Other noncurrent liabilities		9,691
Non-current liabilities		83,399
Total liabilities		103,437
Equity:		
Contributed capital		36,994
Retained earnings		1,220,183
Total equity		1,257,177
Total liabilities and equity	$	1,360,614

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	55,116
Revenues from affiliates		183,070
Total revenues		238,186
Expenses:		
Compensation and benefits		13,311
Professional services		363
Technology and communication		27,277
Rent and occupancy		733
Selling, general and adminstrative		3,872
Depreciation and amortization		1,320
Service and license fees to affiliates		53,489
Operating expenses		100,365
Operating income		137,821
Other income, net		4,346
Other income, net		4,346
Pre-tax net income		142,167
Income tax expense		35,084
Net income	$	107,083

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Markets Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net		48,306
Current Assets		48,306
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		800
Other Noncurrent Assets		800
Total assets	**$**	**49,106**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		39
Accrued salaries and benefits		2,681
Current Liabilities		**2,720**
Total liabilities		**2,720**
EQUITY:		
Additional Paid in Capital		27,362
Retained Earnings		19,024
Equity		**46,386**
Total liabilities and equity	**$**	**49,106**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	19,249
Operating Revenues	**19,249**
OPERATING EXPENSES:	
Compensation and benefits	10,547
Professional services	418
Rent and occupancy	436
Technology and communication	6
Selling, general & administrative	630
Intercompany expense	2,960
Operating expenses	**14,997**
Other Income, Net	70
Pre-tax net income	**4,322**
Income tax expense	1,726
Net income	**$ 2,596**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	60
Current assets		60
Other non-current assets:		
Investment in subsidiary		55,701
Other non-current assets		55,701
Total assets	$	55,761
LIABILITIES and EQUITY		
Current liabilities:		
Due to affiliates, net	$	2,233
Current liabilities		2,233
Total liabilities		2,233
Non-Controlling Interest		5,522
Equity:		
Retained earnings		48,006
Total equity		48,006
Total liabilities and equity	$	55,761

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Affiliate expenses		1,116
Operating expenses		1,116
Operating loss		(1,116)
Intercompany Interest Expense		(66)
Other expense, net		(66)
Pre-tax net loss		(1,182)
Income tax expense		(3)
Net loss	$	(1,179)
Net income from continuing operations attributable to non-controlling interest	$	12,779
Net income attributable to ICE	$	11,600

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2024

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		$ 6
	Current assets	6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		38,625
Investment in subsidiary		203,694
	Other non-current assets	410,496
	Assets	410,502
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		100,987
	Current liabilities	100,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
	Non-current liabilities	30,865
	Liabilities	131,852
SHAREHOLDERS EQUITY:		
Retained earnings		278,650
	Equity	278,650
	Total liabilities and equity	$ 410,502

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	-
Depreciation and amortization	10,300
Operating expenses	**10,300**
Operating loss	**(10,300)**
Pre-tax net loss	**(10,300)**
Net loss	**(10,300)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

ASSETS:		
CURRENT ASSETS:		
Income Tax Receivable		0
Due from affiliates, net		-
Current Assets		-
NON-CURRENT ASSETS:		
Goodwill		34,628
Other intangibles		17,439
Investment in subsidiary		8,034
Non-Current Assets		60,101
Total assets	**$**	**60,101**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,227
Current liabilities	**$**	**1,227**
NON-CURRENT LIABILITIES:		
Deferred tax liability		12,115
		12,115
Liabilities		13,342
Redeemable non controlling interest		22,134
EQUITY		
Retained earnings		24,625
Total equity		24,625
Total liabilities & Equity	**$**	**60,101**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	-
Amortization and Depreciation	561
Operating expenses	561.00
Operating income	(561.00)
Intercompany interest income	-
Other Income, Net	-
Other income	-
Pre-tax net income	(561)
Income tax expense	12,899
Net loss	$ (13,460)
Net income from continuing operations attributable to non-controlling interest	$ 47
Net loss attributable to ICE	$ (13,413)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:	
Cash and cash equivalents	1,692
Accounts receivable, net	93,025
Prepaid expenses and other current assets	57,231
Current Income tax receivable	239
Due from affiliates, net	820,740
Current assets	972,927
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	552,209
Accumulated depreciation	(275,940)
Operating Lease Right of Use Asset	4,656
Property and equipment, net	280,925
OTHER NON-CURRENT ASSETS:	
Goodwill	7,737,774
Other intangibles, net	2,940,202
Other non-current assets	54,129
Other non-current assets	10,732,105
Assets	11,985,957
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	22,209
Accrued salaries and benefits	25,110
Other current liabilities	10,982
Deferred revenue	17,560
Current liabilities	75,861
NON-CURRENT LIABILITIES:	
Deferred tax liabilities Non current	699,673
Deferred revenue - Long term	410
Other non-current liabilities	51,506
Non-current liabilities	751,589
Liabilities	827,450
SHAREHOLDERS EQUITY:	
Additional paid-in capital	79,387
Contributed Capital	16,186
Retained earnings	11,062,934
Equity	11,158,507
Total liabilities and equity	11,985,957

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	762,693
Total revenue		**762,693**
Compensation and benefits		193,650
Professional services		7,525
Acquisition-related transaction and integration costs		6,189
Technology and communication		92,666
Rent and occupancy		3,416
Selling, general and administrative		24,137
Depreciation and amortization		443,249
Intercompany Expense		30,972
Operating expenses		**801,804**
Operating loss		**(39,111)**
Intercompany Interest Income		47,622
Other expense, net		111
Other income, net		**47,733**
Pre-tax net income		**8,622**
Income tax benefit		25,284
Net income		**33,906**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,191
Accounts receivable net of allowance	$	(46)
Prepaid expenses and other current assets		-
Due from affiliate, net		313
Income tax receivable		53
Current assets		1,511
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		44
Operating lease right of use asset		31
Accumulated depreciation		(44)
Property and equipment, net		31
NON-CURRENT ASSETS:		
Deferred tax assets- non-current		4
Other non-current assets		4
Assets		1,546
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		26
Accrued salaries and benefits		430
Other current liabilities		29
Current liabilities		485
NON-CURRENT LIABILITIES:		
Other non current liability		0
		0
Liabilities		485
SHAREHOLDERS EQUITY:		
Additional paid in capital		35
Retained earnings		1,028
Accumulated other comprehensive income		(2)
Equity		1,061
Total liabilities and equity	$	1,546

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Intercompany revenues	$ 2,290
Total revenue	**2,290**
Compensation and benefits	2,131
Professional Services	3
Technology and communication	4
Rent and other occupancy	58
Selling, general and administrative	32
Depreciation and amortization	3
Operating expenses	**2,231**
Operating income	**59**
Other income, net	50
Pre-tax net income	**109**
Income tax expense	28
Net income	**81**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2024
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Current liabilities		-
EQUITY:			
Retained earnings			8,536
	Equity		8,536
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,785
Restricted cash		300
Prepaid Expenses and Other Current Assets		33
Due from affiliate		20,440
Current assets		25,558
Total assets	**$**	**25,558**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Current liabilities		3
EQUITY:		
Contributed capital		9,200
Retained earnings		16,355
Equity		**25,555**
Total liabilities and equity	**$**	**25,558**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	3,732
Operating revenues		3,732
OPERATING EXPENSES:		
Compensation and benefits		20
Professional Services		186
Technology Expenses		81
Selling, general & administrative		11
Service and license fees to affiliate		1,293
Operating expenses		**1,591**
Operating income		**2,141**
Net income	**$**	**2,141**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

NON CURRENT ASSETS:		
Investment in sub	$	543
Non current assets		**543**
Total assets		**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	1
Current liabilities		1
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	**$**	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Investment in subsidiary	$	5
Total assets		**5**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES		
Due to affiliates	$	1
Current liabilities		1
EQUITY:		
Member capital		4
Equity		4
Total Liabilities and Equity	**$**	**5**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate	$	3
Income tax receivable		3
Current assets		**6**
Non-current assets:		
Investment in affiliate		15
Non-current assets		**15**
Total assets		**21**
Liabilities and Equity		
Equity:		
Retained earnings		21
Total equity		**21**
Total liabilities and equity	**$**	**21**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US Holding Company LP
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	3,756
Current income tax receivable		33
Due from affiliate		264
Current assets		4,053
Deferred Tax Asset		41
Non current assets		41
Investment in subsidiary		388,085
Total assets	$	392,179
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		181
Current liabilities	$	181
Total liabilities		181
Equity:		
Contributed capital		46,258
Retained earnings		345,740
Total equity		391,998
Total liabilities and equity	$	392,179

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Income Statement
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total revenues		**-**
Operating expenses:		
Selling, general & administration		2
Total operating expenses		**2**
Operating loss		**(2)**
Other Expense		**-**
Income tax expense		**1,024**
Net Loss	**$**	**(1,026)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Income tax receivable		1,736
Due from affiliates		1,179
Total current assets	**$**	**2,915**
Total assets	**$**	**2,915**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		2,915
Equity	**$**	**2,915**
Total equity	**$**	**2,915**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,248
Accounts receivable, net		31,484
Current income tax receivable		14
Due from affiliate		8,248
Current assets		41,994
Total assets	**$**	**41,994**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	20,560
Current liabilities		20,560
Total liabilities		**20,560**
EQUITY:		
Additional paid-in capital		193
Retained earnings		21,241
Equity		**21,434**
Total liabilities and equity	**$**	**41,994**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2024
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	1,631
Market data fees		146,644
Other revenue		22,998
Intercompany revenue		4,716
Operating revenues		**175,989**
OPERATING EXPENSES:		
Professional Services		49
Technology and communication		110
Selling, general & administration		416
Service & license fees to affiliates		133,727
Operating expenses		**134,302**
Operating income		**41,687**
OTHER EXPENSE:		
Intercompany Interest Income		13
Other income		(53)
Other Income		**(40)**
Pre-tax net income		41,647
Income tax expense		3
Net income	**$**	**41,644**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Due from affiliates	29,585
Current assets	**29,590**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,433,589
Investment in subsidiary	9,847
Non-current assets	**4,675,657**
Total assets	**$ 4,705,247**

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	409,276
Non-current liabilities	**409,276**
Total liabilities	**409,276**
Equity:	
Retained earnings	4,294,497
Accumulated Other Comprehensive Income	1,474
Total equity	**4,295,971**
Total liabilities and equity	**$ 4,705,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	98,300
Operating expenses	98,300
Operating loss	(98,300)
Other expenses, net	-
Pre-tax net loss	(98,300)
Income tax benefit	29,595
Net loss	$ (68,705)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		4
Current income tax receivable		17
Due from affiliates, net		39,704
Current assets		39,725
Total assets	$	39,725
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		98
Current liabilities		99
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,263
Non-current liabilities		1,263
Total liabilities		1,362
Equity:		
Retained earnings		38,363
Total equity		38,363
Total liabilities and equity	$	39,725

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,026
Total revenues		1,026
Expenses:		
Selling, general and administrative		13
Operating expenses		13
Operating income		1,013
Pre-tax net income		1,013
Income tax expense		232
Net income	$	781

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance	$	94
Due from affiliates, net		403
Current assets		497
Other non-current assets:		
Deferred tax assets- non-current		1
Other non-current assets		1
Total assets		498

LIABILITIES and EQUITY

Equity:		
Retained earnings	$	498
Total equity		498
Total liabilities and equity		498

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	267
Total revenues		**267**
Expenses:		
Professional Services		1
Selling, general and administrative		13
Operating expenses		**14**
Operating income		**253**
Other expense, net		(176)
Other expense, net		**(176)**
Pre-tax net income		77
Income tax expense		14
Net income	$	63

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,993
Restricted cash		10,007
Accounts receivable, net of allowance		6,647
Prepaid expenses and other current assets		66,729
Due from affiliates, net		7,800,109
Current Income tax receivable		38,713
Current assets		7,930,198
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		879,056
Accumulated depreciation		(600,102)
Operating Lease Right of Use Asset		49,894
Property and equipment, net		328,848
OTHER NON-CURRENT ASSETS:		
Goodwill		511,185
Other intangibles, net		11,201
Deferred Income Tax Asset - Non Current		93,384
Investment in affiliates		2,542,040
Other non-current assets		46,212
Other non-current assets		3,204,022
Assets		11,463,068
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		69,538
Accrued salaries and benefits		82,603
Other current liabilities		6,503
Deferred revenue		198
Current liabilities		158,842
NON-CURRENT LIABILITIES:		
Other non-current liabilities		195,947
Non-current liabilities		195,947
Liabilities		354,789
Noncontrolling interest		433,802
SHAREHOLDERS EQUITY:		
Additional paid-in capital		699,460
Retained earnings		9,960,077
Accumulated other comprehensive income		14,940
Equity		10,674,477
Total liabilities and equity	$	11,463,068

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Transaction and clearing fees, net	$	5,185
Data services fees, net		40,711
Affiliate revenue		619,621
Total revenue		**665,517**
Compensation and benefits		336,678
Professional services		31,815
Acquisition-related transaction and integration costs		39,358
Technology and communication		178,374
Rent and occupancy		6,590
Selling, general and administrative		43,221
Depreciation and amortization		114,720
Affiliate expense		34,930
Operating expenses		**785,686**
Operating loss		**(120,169)**
Interest income		2,394
Affiliate interest income		267,363
Other expense, net		(80,526)
Other income, net		**189,231**
Pre-tax net income		**69,062**
Income tax expense		49,089
Net income		**19,973**
Net loss from continuing operations attributable to non-controlling interest		(60,922)
Net loss attributable to ICE	**$**	**(40,949)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,698
Prepaid expenses and other current assets		1,093
Due from affiliates, net		6,981
Income tax receivable		58
Current assets		11,830
Total assets	$	11,830
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	37
Other current liabilities		1,176
Current liabilities		1,213
NON-CURRENT LIABILITIES:		
Deferred tax liability- non current		72
Non-current liabilities		72
Total Liabilities	$	1,285
EQUITY:		
Retained earnings		10,545
Total equity		10,545
Total liabilities and equity	$	11,830

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue	$	-
Expenses:		
Professional services		102
Selling, general and administrative		(277)
Operating Expenses		(175)
Operating Income	$	175
Interest income		1
Intercompany Interest income		446
Other Income		447
Pre-tax net income		622
Income tax expense		140
Net income	$	482

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted account principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securitie and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	15,137
Restricted Short Term Investments		500,000
Accounts Receivable Net of Allowance		335
Prepaid expenses and other current assets		17,846
Income tax receivable		60,251
Current assets		593,569
NON-CURRENT ASSETS:		
Investment in subsidiaries		41,909,749
Deferred tax asset - non-current		29,039
Other non-current assets		127,323
Non-current assets		42,066,111
Total assets	$	42,659,680
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	134,134
Accrued salaries and benefits		36,278
Due to affiliates, net		15,761,126
Income tax payable		120,596
Current debt		3,027,409
Current liabilities		19,079,543
NON-CURRENT LIABILITIES:		
Notes payable long-term		17,338,422
Non-current liabilities		17,338,422
Total liabilities		36,417,965
EQUITY:		
Common stock, $0.01 par value		6,510
Treasury stock, at cost		(6,384,547)
Contributed capital		14,731,589
Retained earnings		(86,491)
Accumulated other comprehensive income		(2,025,346)
Total equity		6,241,715
Total liabilities and equity	$	42,659,680

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	1,156
Acquisition-related transaction and integration costs	16
Selling, general and administrative	1,266
Operating expenses	2,438
Operating loss	(2,438)
Interest income	20,198
Affiliate interest expense	(702,457)
Interest expense	(879,804)
Other expense, net	(527)
Other expense, net	(1,562,590)
Pre-tax net loss	(1,565,028)
Income tax benefit	406,061
Net loss	$ (1,158,967)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)

PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Total assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates, net	85
Current liabilities	85
Total liabilities	85
SHAREHOLDERS EQUITY:	
Retained deficit	(85)
Total equity	(85)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,959
Accounts receivable, net of allowance		12,745
Due from affiliates, net		86,156
Income tax receivable		1,959
Current assets		104,819
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		23,562
Accumulated depreciation		(17,960)
Operating lease asset		297
Property and equipment, net		5,899
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		2,102
Total restricted cash LT		90
Other non-current assets		2,192
Total assets		112,910
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		166
Accrued salaries and benefits		2,204
Other current liabilities		391
Deferred revenue		19,649
Current liabilities		22,410
NON-CURRENT LIABILITIES:		
Other non-current liabilities		150
Non-current liabilities		150
Total liabilities		22,560
SHAREHOLDERS EQUITY:		
Contributed capital		201,176
Additional paid in capital		4,674
Retained deficit		(115,500)
Total equity		90,350
Total liabilities and equity	$	112,910

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:	
Mortgage Technology Revenues, net	99,855
Total revenue	99,855
Expenses:	
Compensation and benefits	12,977
Professional Services	367
M&A Expenses	188
Technology and communication	990
Rent and other occupancy	1
Selling, general and administrative	407
Depreciation and amortization	3,772
Affiliate expense	4,286
Operating expenses	22,988
Operating income	76,867
Other income (expense)	-
Pre-tax net income	76,867
Income tax expense	20,393
Net income	56,474

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	547
Income tax receivable		6
Current assets		553
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Total assets		559
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Due to affiliates, net		408
Current liabilities		416
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Total liabilities		422
SHAREHOLDERS EQUITY:		
Contributed capital		2,517
Retained deficit		(2,380)
Total equity		137
Total liabilities and equity	$	559

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total revenue	0
Compensation and benefits	60
Professional services	13
Operating expenses	73
Operating income	(73)
Other income, net	0
Pre-tax net income	(73)
Income tax benefit	18
Net loss	(55)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NSX Securities LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other current assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Retained Earnings		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	774
Accounts receivable, net of allowance		62,479
Prepaid Expenses and Other Current Assets		3,839
Income Tax Receivable		232
Due from affiliates, net		34,327
Current assets		101,651
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		599,801
Other non-current assets		180,687
Other non-current assets		1,713,076
Total assets		1,814,727
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		74,725
Deferred revenue		6,061
SEC fees payable		2,000
Current liabilities		82,786
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		185,290
Other non-current liabilities		5,768
Deferred Revenue - Long Term		5,648
Non-current liabilities		196,706
Total liabilities		279,492
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Additional paid in capital		63,037
Retained earnings		1,440,156
Accumulated other comprehensive income		4,624
Total equity		1,507,817
Total liabilities and equity	$	1,814,727

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	23,977
Data services fees, net		8,180
Listing Fees		23,507
Other revenues		1,026
Affiliate revenue		1,405
Transaction based expenses		(21,248)
Total revenue, less transaction-based expenses		36,847
Expenses:		
Compensation and benefits		129
Professional Services		2,197
Technology and communication		95
Selling, general and administrative		240
Depreciation and amortization		8,647
Affiliate expense		12,848
Operating expenses		24,156
Operating income		12,691
Interest expense		(4)
Other income, net		12,400
Other income, net		12,396
Pre-tax net income		25,087
Income tax expense		15,377
Net income		9,710

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	239
Accounts Receivable, Net of Allowance		2,787
Due from affiliates, net		344,713
Income tax receivable		932
Current assets		348,671
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Total assets		498,054
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		32
Deferred Revenue		3,186
SEC fees payable		9,762
Current liabilities		12,980
Total liabilities		12,980
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		511,963
Total equity		512,492
Total liabilities and equity	$	498,054

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	96,525
Data services fees, net		8,333
Other revenues		33,653
Transaction based expenses		(21,680)
Total revenue, less transaction-based expenses		116,831
Expenses:		
Professional services		30
Technology and communication		1,256
Rent and Other Occupancy		(4)
Selling, general and administrative		10
Affiliate expense		31,632
Operating expenses		32,924
Operating income		83,907
Intercompany Interest income		5,329
Other expense, net		5,329
Pre-tax net income		89,236
Income tax expense		762
Net income		88,474

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	289
Accounts receivable, net of allowance		72,002
Due from affiliates, net		178,504
Prepaid expenses and other current assets		7,800
Current assets		258,595
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		18,312
Accumulated depreciation		(18,267)
Property and equipment, net		45
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		910,934
Other non-current assets		39,198
Other non-current assets		1,513,133
Total assets		1,771,773
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		63,566
Income tax payable		104
Deferred Revenue		2,795
SEC fees payable		114,993
Current liabilities		181,458
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		229,413
Other non-current liabilities		18,281
Non-current liabilities		247,694
Total liabilities		429,152
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,333,265
Total equity		1,342,621
Total liabilities and equity	$	1,771,773

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	940,531
Data services fees, net		64,598
Listing Fees		18,828
Other revenues		18,126
Affiliate revenue		1,850
Transaction based expenses		(862,272)
Total revenue, less transaction-based expenses		181,661
Expenses:		
Compensation and benefits		240
Professional services		10,198
Technology and communication		838
Selling, general and administrative		(400)
Depreciation and amortization		11,107
Affiliate expense		106,528
Operating expenses		128,511
Operating income		53,150
Affiliate interest income		24,606
Other expenses, net		0
Other income, net		24,606
Pre-tax net income		77,756
Income tax expense		18,701
Net income		59,055

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Arca, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	481
Accounts receivable, net of allowance		9,562
Due from affiliates, net		309,924
Prepaid expenses and other current assets		1,297
Current assets		321,264
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,335
Accumulated depreciation		(5,738)
Operating lease right of use asset		3,648
Property and equipment, net		8,245
NON-CURRENT ASSETS:		
Other noncurrent assets		158,456
Non-current assets		158,456
Total assets		487,965
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		181
Accrued salaries and benefits		977
Other current liabilites		1,120
Income tax payable		30
SEC fees payable		17,362
Current liabilities		19,670
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		33,102
Other non-current liabilities		5,006
Non-current liabilities		38,108
Total liabilities		57,778
SHAREHOLDERS EQUITY:		
Additional paid-in capital		6,410
Retained earnings		419,195
Accumulated other comprehensive income		4,582
Total equity		430,187
Total liabilities and equity	$	487,965

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Arca, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	786,401
Data services fees, net		17,185
Other revenues		31,489
Transaction based expenses		(730,721)
Total revenue, less transaction-based expenses		104,354
Expenses:		
Compensation and benefits		5,645
Professional services		30
M&A Expenses		219
Technology and communication		1,610
Rent and occupancy		1,404
Selling, general and administrative		336
Depreciation and amortization		1,174
Affiliate expense		7,853
Operating expenses		18,271
Operating income		86,083
Affiliate interest income		17,362
Other income, net		12,245
Other expense, net		29,607
Pre-tax net income		115,690
Income tax expense		30,915
Net income		84,775

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	20
Income tax receivable		500
Due from affiliates, net		586,126
Current assets		586,646
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		122,588
Operating Lease Right of Use Asset		140
Other non current assets		0
Deferred Tax Asset		568
Other non-current assets		279,277
Total assets	$	865,923
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	100
Current liabilities		100
NON-CURRENT LIABILITIES:		
Other non-current liabilities		41
Non-current liabilities		41
Total liabilities		141
EQUITY:		
Contributed capital		3,490
Retained earnings		862,292
Total equity		865,782
Total liabilities and equity	$	865,923

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	3,323
Operating expenses	3,323
Operating loss	(3,323)
Intercompany Interest income	34,337
Other income net	(100)
Other income, net	34,237
Pre-tax net income	30,914
Income tax expense	6,620
Net income	$ 24,294

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	230
Income tax receivable		2
Current assets		232
OTHER NON-CURRENT ASSETS:		
Investment in Sub		6,635,197
Other non-current assets		6,635,197
Assets	$	6,635,429
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,338,955
Current Liabilities		1,338,955
Liabilities		1,338,955
EQUITY:		
Contributed Capital		24,346
Retained earnings		5,272,025
Accumulated other comprehensive income		103
Total equity		5,296,474
Total liabilities and equity	$	6,635,429

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	8
Intercompany Expense	-
Operating expenses	8
Operating loss	(8)
Interest expense from affiliates	(52,691)
Other expense, net	(2)
Other income, net	(52,693)
Pre-tax net loss	(52,701)
Income tax expense	0
Net loss	$ (52,701)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	14,728
Short-term Investments			16,238
Accounts receivable, net			268,227
Due from affiliates, net			1,200,531
Prepaid expenses and other current assets			13,148
Income tax receivable			1,585
	Current assets		1,514,457
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			767,998
Accumulated depreciation			(353,509)
Operating Lease Right of Use Asset			11,198
	Property and equipment, net		425,687
NON-CURRENT ASSETS:			
Goodwill			1,564,001
Other intangibles, net			1,757,794
Investment in sub			440,599
Other non-current assets			137,549
	Other non-current assets		3,899,943
	Assets		5,840,087
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			81,244
Accrued salaries and benefits			59,279
Other Current Liabilities			3,794
Deferred revenue			41,787
SEC fees payable			152,457
	Current liabilities		338,561
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - current			410,882
Other non-current liabilities			96,299
Accrued employee benefits - long term			128,224
Deferred revenue - long term			72,301
	Non-current liabilities		707,706
	Liabilities		1,046,267
SHAREHOLDERS EQUITY:			
Additional paid-in capital			228,932
Retained earnings			4,627,504
Accumulated other comprehensive income			(62,616)
	Equity		4,793,820
	Total liabilities and equity	$	5,840,087

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	957,741
Data services fees, net		239,343
Listing Fees		446,189
Other revenues		35,625
Affiliate revenue		131,972
Transaction based expenses		(739,457)
Total revenue, less transaction-based expenses		**1,071,413**
Compensation and benefits		175,386
Professional services		46,659
M&A		2,277
Technology and communication		29,764
Rent and occupancy		11,238
Selling, general and administrative		90,471
Depreciation and amortization		79,353
Affiliate expense		64,448
Operating expenses		**499,596**
Operating income		**571,817**
Interest income		1,370
Affiliate interest income		58,461
Interest expense		(5)
Other income, net		(1,445)
Other income, net		**58,381**
Pre-tax net income		**630,198**
Income tax expense		167,867
Net income		**462,331**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	87
Accounts receivable, net		832
Prepaid Expenses and Other Current Assets		2,343
Due from affiliates		4,186
Current assets		7,448
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(4,720)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		8,779
Other non-current assets		16,134
Assets		23,582
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(132)
SEC Fees Payable		3,135
Current liabilities		3,003
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		345
Other Non-Current Liabilities		4
Non-current liabilities		349
Liabilities		3,352
SHAREHOLDERS EQUITY:		
Retained earnings		20,230
Equity		20,230
Total liabilities and equity	$	23,582

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Transaction and clearing fees, net	32,269
Data services fees, net	4,017
Other revenues	76
Affiliate revenue	4
Transaction based expenses	(27,723)
Total revenue	**8,643**
Compensation and benefits	136
Professional Services	318
Selling, general and administrative	18
Depreciation and amortization	0
Affiliate expense	1,971
Operating expenses	**2,443**
Operating income	**6,200**
Other expense	0
Pre-tax net income	**6,200**
Income tax expense	1,544
Net income	**4,656**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	557
Accounts receivable, net		37,571
Income tax receivable		69
Due from affiliates, net		1,002,517
Prepaid expenses and other current assets		2,025
Current assets		1,042,739
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		16,132
Accumulated depreciation		(11,236)
Property and equipment, net		4,896
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non current assets		22
Other non-current assets		677,022
Assets		1,724,657
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,007
Accrued salaries and benefits		966
Deferred Revenue		18,175
Current liabilities		22,148
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		85,460
Other non-current liabilities		2,798
Non-current liabilities		88,258
Liabilities		110,406
SHAREHOLDERS EQUITY:		
Contributed capital		7,579
Retained earnings		1,606,660
Accumulated other comprehensive income		12
Equity		1,614,251
Total liabilities and equity	$	1,724,657

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Exchanges Data Services	$	55,119
Other Data Services		176,240
Affiliate revenue		5,741
Total revenue		**237,100**
Compensation and benefits		5,722
Professional Services		4
Technology and communication		28,390
Rent and occupancy		310
Selling, general and administrative		259
Depreciation and amortization		1,989
Affiliate expense		14,908
Operating expenses		**51,582**
Operating income		**185,518**
Affiliate interest income		51,765
Other Expense		(1)
Other expense, net		**51,764**
Pre-tax net income		**237,282**
Income tax expense		57,084
Net income		**180,198**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Texas Holdings, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	51
Due from affiliates, net		16,805
Current assets		16,856
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		33,820
Other non-current assets		66,078
Total assets	$	82,934
Non-current liabilities:		
Deferred tax liabilities - noncurrent		8,719
Non-current liabilities		8,719
Total liabilities		8,719
Equity:		
Contributed capital		3,894
Retained earnings		70,321
Total equity		74,215
Total liabilities and equity	$	82,934

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Texas Holdings, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Depreciation and amortization		320
Operating expenses		322
Operating loss		(322)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(322)
Income tax benefit		(185)
Net loss	$	(137)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Texas, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents		593
Accounts receivable		1,088
Prepaid Expenses and Other Current Assets		906
Income tax receivable		-
Due from affiliates, net		85,063
Current assets		87,650
Property and equipment:		
Property and equipment cost		5,472
Accumulated depreciation		(5,110)
Property and equipment, net		362
Other non-current assets:		
Deferred tax assets- non current		1,918
Other noncurrent assets		5,658
Other non-current assets		7,576
Total assets	$	95,588

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		807
Accrued salaries and benefits		178
SEC fees payable		15,120
Current liabilities		16,105
Non-current liabilities:		
Deferred Tax Liabilities Non Current		-
Other noncurrent liabilities		264
Accrued employee benefits - long term		1,357
Non-current liabilities		1,621
Total liabilities		17,726
Equity:		
Contributed capital		8
Retained earnings		77,726
Accumulated other comprehensive income		128
Total equity		77,862
Total liabilities and equity	$	95,588

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Texas, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	57,931
Market Data Fees	$	20,709
OTC and Other revenues	$	1,328
Affiliate revenue	$	98
Transaction based expenses	$	(34,889)
Total revenues		45,177
Expenses:		
Compensation and benefits	$	137
Professional services	$	441
Technology and communication	$	16
Selling, general and adminstrative	$	(136)
Depreciation and amortization	$	794
Affiliate expense	$	9,518
Operating expenses		10,770
Operating income		34,407
Other expenses, net	$	(86)
Other expense, net		(86)
Pre-tax net income		34,321
Income tax expense	$	8,276
Net income	$	26,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Optimal Blue I, LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Income tax receivable		$	302
	Current assets		302
NON-CURRENT ASSETS:			
Deferred tax assets			8,548
	Other non-current assets		8,548
	Assets		8,850
LIABILITIES and EQUITY:			
NON-CURRENT LIABILITIES:			
Other non-current liabilities			-
	Non-current liabilities		-
	Liabilities		-
SHAREHOLDERS EQUITY:			
Contributed capital			(290,945)
Retained earnings			299,795
	Equity		8,850
	Total liabilities and equity	$	8,850

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Optimal Blue I, LLC
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	-
Compensation and benefits	29
M&A	3,752
Selling, general and administrative	49
Operating expenses	**3,830**
Operating loss	**(3,830)**
Other income, net	250,086
Other income, net	**250,086**
Pre-tax net income	**246,256**
Income tax expense	198,729
Net income	**47,527**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:	
Other assets	1
Current assets	1
Total assets	1
LIABILITIES and EQUITY:	
EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2024
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	604
Accounts receivable, net		5,230
Income tax receivable		11
Due from affiliates, net		8,043
Current assets		13,888
PROPERTY AND EQUIPMENT		
Property and equipment cost		497
Accumulated depreciation		(497)
Property and equipement, net		0
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		72,767
Deferred income tax asset- noncurrent		952
Other non-current assets		350,423
Assets		364,311
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		202
Acccrued salaries and benefits		1
Deferred revenue		62
Current liabilities		265
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		19,695
Non-current liabilities		19,695
Liabilities		19,960
SHAREHOLDERS EQUITY:		
Contributed capital		420
Retained earnings		343,931
Equity		344,351
Total liabilities and equity	$	364,311

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)

Data services fees, net		$ -
	Total revenue	-
Selling, General and Administration		0
Depreciation and amortization		7,010
	Operating expenses	**7,010**
	Operating loss	**(7,010)**
Affiliate interest income		4,153
Other income, net		(1)
	Other income, net	**4,152**
	Pre-tax net loss	**(2,858)**
Income tax benefit		(1,003)
	Net loss	**(1,855)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	564
Accounts receivable, net of allowance		2,295
Due from Affiliates, net		317,168
Prepaid expenses and other current assets		1,462
Current assets		321,489
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		405,859
Accumulated depreciation		(226,888)
Operating lease asset		28,272
Property and equipment, net		207,243
Assets		528,732
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,941
Accrued salaries and benefits		2,262
Other current liabilities		6,708
Income tax payable		48
Current liabilities		14,959
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		6,164
Other non-current liabilities		27,760
Non-current liabilities		33,924
Liabilities		48,883
SHAREHOLDERS EQUITY:		
Contributed capital		22,387
Retained earnings		457,462
Equity		479,849
Total liabilities and equity	$	528,732

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Data services fees, net	$	14,016
Affiliate revenue		79,309
Total revenue		**93,325**
Compensation and benefits		10,538
Professional services		1,684
M A Expenses		342
Technology and communication		29,289
Rent and occupancy		52
Selling, general and administrative		7,317
Depreciation and amortization		35,088
Operating expenses		**84,310**
Operating income		**9,015**
Affiliate interest income		2,751
Other income		**2,751**
Pre-tax net income		**11,766**
Income tax expense		3,155
Net income		**8,611**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current income tax receivable	$	1,681
Due from affiliates, net		14,668
Current assets		16,349
Total assets	$	16,349
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred non-current tax liabilities		17,451
Non-current liabilities		17,451
Total liabilities		17,451
EQUITY:		
Retained deficit		(1,102)
Total equity		(1,102)
Total liabilities and equity	$	16,349

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Total Revenue		-
Expenses:		
Selling, general and administrative		8
Operating expenses		8
Operating loss		(8)
Pre-tax net loss		(8)
Income tax benefit		(286)
Net income	$	278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	24,733
Accounts receivable, net		46,769
Prepaid expenses and other current assets		9,347
Due from affiliates, net		89,572
Current assets		**170,421**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		51,246
Accumulated depreciation		(32,280)
Operating Lease Right of Use Asset		1,853
Property and equipment, net		**20,819**
NON-CURRENT ASSETS:		
Goodwill		227,405
Other intangibles, net		76,803
Other non-current assets		**304,208**
Total assets	**$**	**495,448**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	40,125
Accrued salaries and benefits		3,989
Other current liabilities		738
Income tax payable		1,248
Current liabilities		**46,100**
NON-CURRENT LIABILITIES:		
Other non-current liabilities		7,738
Non-current liabilities		**7,738**
Total liabilities		**53,838**
EQUITY:		
Contributed capital		5,666
Retained earnings		435,944
Total equity		**441,610**
Total liabilities and equity	**$**	**495,448**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenue:		
Closing solutions	$	92,120
Affiliate revenue		56
Total Revenue		**92,176**
Expenses:		
Compensation and benefits		24,999
Professional services		170
M&A Expenses		385
Technology and communication		11,835
Rent and occupancy		884
Selling, general and administrative		5,167
Depreciation and amortization		15,900
Operating expenses		**59,340**
Operating income		**32,836**
Intercompany interest income		6,716
Other expense, net		**6,716**
Pre-tax net income		**39,552**
Income tax expense		10,479
Net income	**$**	**29,073**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SnapNHD, LLC
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	568
Due from affiliate, net		75
Accounts Receivable, Net of Allowance		26
Prepaid Expenses and Other Current Assets		4
Current Assets		673
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost	$	49
Accumulated Depreciation		(9)
		40
Assets	$	713
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	98
Accrued Salaries and Benefits		558
Current liabilities		656
Liabilities		656
EQUITY:		
Net Assets from Acquisition		153
Retained deficit		(96)
Total Equity		57
Total Liabilities and Equity	$	713

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

SnapNHD, LLC
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Data and Analytics	$	848
IC Revenue License Fee		75
Total revenue		923
Expenses:		
Compensation and benefits		571
Professional services		211
Technology and communication		88
Rent and occupancy		4
Selling, general and administrative		146
Depreciation and amortization		1
Operating expenses		1,021
Operating loss		(98)
Interest income		2
Other income		2
Pre-tax net loss		(96)
Net Loss	$	(96)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates, Net	$	264
Current assets		264
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		545
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		545
Equity		545
Total liabilities and equity	$	545

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(400)
Property and equipment, net		0
Assets		33
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

StrikeNET LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,791
Current Assets		1,791
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,305
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Due to affiliate, net		17
Current liabilities		19
Liabilities		19
EQUITY:		
Contributed capital		90,246
Retained deficit		(65,960)
Total Equity		24,286
Total Liabilities and Equity	$	24,305

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	-
Total revenue		-
Expenses:		
Selling, general and administrative		11
Operating expenses		11
Operating loss		(11)
Interest income		81
Other income		81
Pre-tax net income		70
Income tax expense		1
Net Income	$	69

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TOMN Holdings, Inc.
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses	$	7
Current assets		7
NON-CURRENT ASSETS:		
Other intangibles, net		3
Other non-current assets		3
Assets		10
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities		30
Income Tax Payable		168
Current liabilities		198
NON-CURRENT LIABILITIES:		
Deferred Income Taxes		864
Other Non-current Liabilities		8
Non-current liabilities		872
Liabilities		1,070
SHAREHOLDERS EQUITY:		
Additional paid-in capital		813
Retained deficit		(1,873)
Equity		(1,060)
Total liabilities and equity	$	10

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TOMN Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2024
(Unaudited)
(in thousands)

Affiliate revenue	$ -
Total revenue	**-**
Rent and occupancy	(3)
Technology and communication	(3,618)
Selling, general and administrative	4
Operating expenses	**(3,617)**
Operating income	**3,617**
Other income, net	-
Other income, net	**-**
Pre-tax net income	**3,617**
Income tax expense	1,054
Net income	**2,563**

Note: In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 and results of operations for the period presented have been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA ltd
Balance Sheet
As of December 31, 2024
(Unaudited)
(in thousands)

Total assets	$	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate, net	$	3
Current liabilities		3
Total liabilities	$	3
EQUITY:		
Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2024
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,932
Accumulated depreciation		(4,588)
Property and equipment net		1,344
OTHER NON-CURRENT ASSETS		
Deferred Tax Asset		50
Investment in subsidiary		168
Other non-current assets		218
Total assets	**$**	**1,562**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		291
Due to affiliates, net		1,804
Current liabilities		2,095
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		0
NonCurrent Liabilities		0
Total liabilities		**2,095**
EQUITY:		
Additional paid-in capital		5,525
Retained deficit		(6,058)
Equity		**(533)**
Total liabilities and equity	**$**	**1,562**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	-
Operating revenues		**0**
OPERATING EXPENSES:		
Compensation and benefits		309
Professional services		1
Technology and communcations		1
Selling, general & administration		9
Amortization & depreciation expense		850
Service & license fees to affiliates		80
Operating expenses		**1,250**
Operating loss		**(1,250)**
Income tax benefit		**313**
Net loss	**$**	**(937)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	5
Current assets		5
OTHER NON-CURRENT ASSETS		
Goodwill	$	8,744
Investment in Subsidiary		10,968
Other non-current assets		19,712
Total assets	**$**	**19,717**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Due to affiliates, net		70
Liabilities		**70**
EQUITY:		
Contributed Capital	$	-
Retained Earnings		19,647
Equity		**19,647**
Total liability and equity	**$**	**19,717**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2024
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		36
Affiliate expenses		30
Operating expenses		**66**
Pre-tax net loss		(66)
Income tax benefit		17
Net loss	**$**	**(49)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2024
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	2,000
Current liabilities		2,000
Total liabilities	**$**	**2,000**
EQUITY:		
Additional Paid in Capital	$	140
Contributed capital		1,519
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2024
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(112)
Property and equipment, net		0
Assets		3
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates, net		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2024 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2024, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT I

The audited consolidated financial statements for NYSE American LLC for the year ended December 31, 2024 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE American LLC and Subsidiaries
Year Ended December 31, 2024
With Report of Independent Auditors

NYSE American LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2024

Contents

Ernst & Young LLP
Suite 1000
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Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE American LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE American LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Building a better working world

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

June 23, 2025

NYSE American LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2024

Assets	
Current assets:	
Cash and cash equivalents	$ 1
Accounts receivable	65
Due from affiliates	286
Loan receivable from affiliate	100
Other current assets	4
Total current assets	456
Non-current assets:	
Goodwill	1,022
Other intangible assets, net	600
Other non-current assets	197
Total non-current assets	1,819
Total assets	$ 2,275
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 82
Due to affiliates	51
Deferred revenue	9
Total current liabilities	142
Non-current liabilities:	
Accrued employee benefits	10
Deferred revenue	6
Deferred income taxes	187
Other non-current liabilities	6
Total non-current liabilities	209
Total liabilities	351
Non-controlling interest	542
Controlling interest	1,382
Total equity	1,924
Total liabilities and equity	$ 2,275

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2024

Revenues:	
Transaction fees	$ 120
Listing fees	24
Data services fees	17
Affiliate fees	1
Other	34
Total revenues	196
Transaction-based expenses:	
Section 31 fees	26
Cash liquidity payments, routing and clearing	16
Total revenues less transaction-based expenses	154
Operating expenses:	
Technology and communications	1
Professional services	2
Other expenses	—
Depreciation and amortization	9
Affiliate	57
Total operating expenses	69
Operating income	85
Other income:	
Interest and other income, net	19
Income before income tax expense	104
Income tax expense	14
Net income	90
Net loss attributable to non-controlling interest	(44)
Net income attributable to NYSE American LLC	$ 46
Other comprehensive income:	
Other comprehensive income	—
Comprehensive income attributable to NYSE American LLC	$ 46

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2024

	Non-controlling Interest	Controlling Interest	Total Equity
Balance at January 1, 2024	$ 530	$ 1,336	$ 1,866
Net income	—	90	90
Net income/(loss) attributable to non-controlling	44	(44)	—
Distributions to non-controlling interest	(32)	—	(32)
Balance at December 31, 2024	$ 542	$ 1,382	$ 1,924

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2024

Operating activities:	
Net income	$ 90
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	9
Deferred income taxes	(1)
Change in assets and liabilities:	
Accounts receivable	(15)
Due from affiliates	(65)
Other assets	(16)
Accounts payable and accrued liabilities	22
Due to affiliates	1
Other liabilities	5
Total adjustments	(60)
Net cash provided by operating activities	30
Financing activities:	
Distributions to non-controlling interest	(32)
Net cash used in financing activities	(32)
Net change in cash and cash equivalents	(2)
Cash and cash equivalents, beginning of year	3
Cash and cash equivalents, end of year	$ 1
Supplemental cash and non-cash flow disclosure:	
Cash paid for income taxes	$ 1

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE American LLC ("NYSE American" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE American. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is a 47% shareholder in NYSE Amex Options LLC ("NYSE American Options"). The Exchange consolidates the results of NYSE Amex Options (Note 4). In addition to the Exchange, the Parent has four other subsidiary SROs: NYSE Arca, Inc., New York Stock Exchange LLC, NYSE National, Inc., and NYSE Texas, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE American Options and PDR Services, LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the external equity interests are shown as non-controlling interests.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 7).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2024.

Finite-Lived Intangible Assets

Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are amortized using the straightline method over the estimated useful lives. The Company did not record an impairment charge related to finite-lived intangible assets during the year ended December 31, 2024.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively “benefit plans”. The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 10).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statement of comprehensive income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent’s consolidated or unitary tax returns to the Exchange’s consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company’s separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange collects annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2024, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2024, $81 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $73 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Recently Adopted Accounting Pronouncements

ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, requires enhanced disclosures primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker and a description of other segment expense details. This standard is effective for our 2024 fiscal year.

We adopted this ASU as of December 31, 2024. We applied the recently adopted pronouncement and expanded our segment disclosures. Refer to Note 9 for more information.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rata share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $14 million which is included in interest and other income, net on the consolidated statements of net income for the year ended December 31, 2024. There were no dividends received for the year ended December 31, 2024.

4. Non-Controlling Interest

NYSE Amex Options LLC

The Exchange sold a significant equity interest in NYSE Amex Options LLC, a U.S. options exchange, to seven external investors in 2011. The Exchange remains a 47% shareholder in the entity and manages the day-to-day operations of NYSE Amex Options LLC. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity. External investors no longer own an equity interest in NYSE Amex Options with the shares previously held now being owned by a wholly-owned subsidiary of Parent. The Exchange has recorded the value of $542 million as of December 31, 2024 as non-controlling interest in the accompanying consolidated balance sheet.

5. Other Intangibles

The net book value of the Exchange's intangible assets include $600 million as of December 31, 2024 related to identified intangible assets from ICE's acquisition of the Parent. The following table presents the details of the intangible assets as of December 31, 2024 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 515	$ —	Indefinite
Customer relationships	147	96	17 years
Trade names and other	34	—	Indefinite
Total	$ 696	$ 96	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2024, amortization expense of acquired intangible assets was $9 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:		
2025	$	9
2026		9
2027		9
2028		9
Thereafter		15
Total	$	51

6. Income Taxes

The components of the income tax provision for the year ended December 31, 2024 were as follows (in millions):

Current:		
Federal	$	11
State and local		4
Total current		15
Deferred:		
Federal		1
State and local		(2)
Total deferred		(1)
Total tax expense	$	14

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2024 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	3
State apportionment changes	(2)
Non-controlling interest in the Exchange	(9)
Other	1
Effective tax rate	14 %

The effective tax rate is less than the federal statutory rate primarily due to state apportionment changes and non-controlling interest, partially offset by state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2024 (in millions):

Deferred tax assets:	
Deferred compensation	$ 2
Other	2
Total deferred tax assets	$ 4
Deferred tax liabilities:	
Acquired intangible assets	$ (155)
Equity in earnings	(36)
Total deferred tax liabilities	(191)
Net non-current deferred tax (liabilities)	$ (187)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

For the year ended December 31, 2024 the ending balance of unrecognized tax benefits is $5 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2024, the amount recognized for interest and penalties is not material. Accrued interest and penalties balances were $1 million as of December 31, 2024. Tax years prior to 2015 no longer remain subject to examination.

7. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2024, expenses of $57 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

As of December 31, 2024, the Exchange had a $286 million receivable and a $51 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $62 million were received from affiliates and payments of $31 million were made to affiliates subsequent to the year ended December 31, 2024.

Additionally, as of December 31, 2024, the Exchange had a loan receivable from the Parent of $100 million. The loan represents an on demand promissory note, bearing an interest rate equal to one month LIBOR, and was used by Parent to fund its operations.

8. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. In 2024, the final phase went live. In addition to increased risk in connection with our regulatory obligations, the implementation of the CAT could result in significant additional expenditures, which may not be reimbursed. Prior to SEC approval of billing of certain costs to broker-dealers beginning in 2024, funding for the CAT was provided primarily by the SROs, partly in exchange for promissory notes, which increased the risk that SROs, including us, will not be fully reimbursed for costs expended to build and operate the CAT. Due to the replacement of the original plan processor, promissory note impairment charges were recorded in 2019, 2020, and 2023. During the year ended December 31, 2024, total payments to the CAT were $4 million with a net $3 million being recorded to notes receivable in the consolidated balance sheet after a $1 million reserve and provision recorded in professional services in the consolidated statement of net income.

The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. In addition, there are additional risks to SRO participants related to regulatory actions or fines in connection with a delay in implementation of the CAT.

CAT began operations in July 2024 and the plan administrator, Consolidated Audit Trail LLC or CAT LLC, started billing the industry participants in September 2024 to provide funding for on-going operating costs and repayment of the SROs' promissory notes. During the year ended December 31, 2024, the Exchange received $0.3 million from CAT LLC for repayment of promissory notes. As of December 31, 2024, the Exchange has accrued approximately $4 million as a current receivable and $22 million as a non-current receivable.

9. Deferred Revenue

Total deferred revenue was $15 million as of December 31, 2024, including $9 million in current deferred revenue and $6 million in non-current deferred revenue. During 2024, there were additions of $42 million and amortization of $36 million in deferred revenue. Included in the amortization recognized in 2024, $5 million related to the deferred revenue balance as of January 1, 2024. As of December 31, 2024, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Total
2025	9
2026	4
2027	2
2028	—
2029	—
Thereafter	—
Total	$ 15

10. Pension and Other Benefit Plans

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2024; however, they are not managed separately. Based on the Exchange's 8% share, the accompanying consolidated balance sheet includes $4 million of noncurrent assets classified as other non-current assets, $1 million of current liabilities classified as accounts payable and accrued liabilities, $10 million of non-current liabilities classified as accrued employee benefits, and $5 million other comprehensive loss reflected as equity. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2024, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2024. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives.

The fair values of the pension plan assets at December 31, 2024, by asset category were as follows (in millions). See Note 11 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 8	$ —	$ —	$ 8
Equity securities:				
U.S. large-cap	—	20	—	20
U.S. small-cap	—	5	—	5
International	—	10	—	10
Fixed income securities	153	507	6	666
Total	$ 161	$ 542	$ 6	$ 709

The above table includes a total of $56 million of net unsettled securities purchases as of December 31, 2024. These trades settled in January 2025.

The measurement date for the pension plan is December 31, 2024. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 11, as of December 31, 2024 and a statement of funded status of the pension plan as of December 31, 2024 (in millions):

Change in benefit obligation:	
Benefit obligation at January 1, 2024	$ 644
Interest cost	29
Actuarial loss	(28)
Benefits paid	(47)
Benefit obligation at December 31, 2024	598
Change in plan assets:	
Fair value of plan assets at January 1, 2024	694
Actual return on plan assets	6
Benefits paid	(47)
Fair value of plan assets at December 31, 2024	653
Funded status	55
Accumulated benefit obligation	598
Amounts recognized in the ICE consolidated balance sheet:	
Accrued pension plan asset	55

The components of the pension plan expense in the ICE consolidated statements of income are set forth below for the year ended December 31, 2024 (in millions):

	Year Ended December 31, 2024
Interest cost	$ 29
Estimated return on plan assets	(33)
Amortization of loss	—
Aggregate pension expense	$ (4)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2025	$ 52
2026	51
2027	51
2028	50
2029	50
Next 5 years	229

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2024, the cash surrender value of such policies was $60 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2024 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2024	$	23
Interest cost		1
Benefits paid		(3)
Benefit obligation at December 31, 2024		21
Funded status		(21)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(3)
Accrued employee benefits		(18)

SERP plan expense in the ICE consolidated statements of income was $1 million for the year ended December 31, 2024 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2025	$	3
2026		3
2027		3
2028		2
2029		2
Next 5 years		8

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2024
Weighted-average discount rate for determining benefit obligations (pension/SERP)	5.4% / 5.2%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	4.6% / 4.6%
Expected long-term rate of return on plan assets (pension/SERP)	4.3% / N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $5 million for the year ended December 31, 2024. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2024 is 5.3%. The weighted average discount rate for determining the interest cost as of December 31, 2024 is 4.6%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2024
Benefit obligation at the beginning of year	$ 129
Interest cost	5
Actuarial gain	(7)
Employee contributions	2
Benefits paid	(13)
Benefit obligation at the end of year	116
Funded status	116
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(9)
Accrued employee benefits	(107)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2025	$ 9
2024	10
2025	10
2026	10
2027	10
Next 5 years	48

For measurement purposes, ICE assumed a 7.7% annual rate of increase in the per capita cost of covered health care benefits in 2024 which will decrease on a graduated basis to 3.9% in the year 2048 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2024 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 77	$ 3	$ (18)	$ 62

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2024 were $74 million related to the Parent's defined contribution plans.

11. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 10 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2024, none of these assets were required to be recorded at fair value since no impairments were recorded.

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

13. Segment Reporting

The Company is engaged in a single line of business as a securities exchange. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The consolidated statement of comprehensive income in the accompanying financial statements presents the segment revenue and significant expenses for the year ended December 31, 2024. The CODM does not review total assets.

Three customers accounted for more than 10% of total revenues less transaction-based expenses in 2024 and substantially all of the Exchange's revenue is from domestic customers.

14. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 23, 2025, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT K

The ownership structure of NYSE American LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: October 16, 2008

4. Approximate ownership interest: 100% ownership interest

5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT M

An alphabetical listing of the members and member organizations of each of NYSE American LLC and NYSE Amex Options LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE American LLC and NYSE Amex Options LLC, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2025

EXHIBIT N

A schedule of securities listed on NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com. Such information is accurate as of its date and free and accessible (without any encumbrances or restrictions) by the general public.

A list of securities admitted to trading on the NYSE American LLC and NYSE Amex Options LLC is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 26, 2025

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2025 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE National, Inc. ("NYSE National"), and NYSE Texas, Inc. ("NYSE Texas" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2025 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Texas was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, supra note 1, at 20672.

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
ICE eConfirm LLC
ICE Brazil Tech-nology, LLC
ICE Trade Vault, LLC(3)
Chatham Energy, LLC
10531561 Canada Inc.
CalRock Brokers Inc.(6, 17)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
ICE U.S. OTC Commodity Markets, LLC
Bakkt Management Holdings, LLC
Bakkt Trust Company LLC(22)
ICE Credit SEF LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(2, 3, 12, 19, 21)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
<1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
Guaranty Clearing Corporation (Dormant(3))
ICE Clear Credit LLC(3, 5)
Radiate, Inc.
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(4, 5, & 18)
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
American Financial Exchange Holdings, Inc.
American Financial Exchange, LLC
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc.
ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20 MULTISTATE MONEY TRANSMITTER REGULATORS
21 Swiss Financial Market Supervisory Authority (FINMA)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NYSE Texas Holdings, Inc.
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NSX Securities LLC
NYSE Texas, Inc. (5)
CHXBD, LLC (4)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Market (DE), Inc.
NYSE Technologies Connectivity, Inc.
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
UNITED STATES
FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Europe Parent Limited
Aether IOS Limited
ICE Securities Netherlands B.V.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExch-ange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Clear UK Limited (DORMANT)
essDOCS Limited
essDOCS EMEA Limited
ICE Digital Trade Management Limited (essDOCS Limited 99.9%, essDOCS EMEA Limited .1%)
essDOCS VENTURES I LIMITED
essDOCS Asia Pacific Pte. Ltd.
essDOCS (MED) M.E.P.E
ICE Digital Trade Origin Limited
Trade Cert USA Ltd
essDOCS Australia Pty Ltd
eCertify Pty Ltd
ICE Trade Vault Europe Limited(15)
ICE GreenTrace Limited
ICE Markets Limited(2)
ICE Futures Holdings Limited
ICE Education Limited
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
Finexeo UK Limited
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
ICE Warrants Limited
ICE Clear Europe Limited (3, 5, & 10)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
UNITED STATES
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ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
ICE Data Services International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Andrew Kalotay Associates, Inc.
IDCO Worldwide Holdings Ltd.
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
IDCO Overseas Holdings Ltd.
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
Engaged Tracking (ET) Index Ltd

UNITED STATES

FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2025

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
ICE MT Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
Black Knight Inc.
Black Knight Financial Services, Inc.
Black Knight Financial Services, LLC
BKFS I Services, LLC
Black Knight InfoServ, LLC
Black Knight Government Solutions, LLC
Black Knight Technologies, LLC
Black Knight Data & Analytics, LLC
Black Knight IP Holding Company, LLC
TOMN Holdings, Inc.
Black Knight Servicing Technologies, LLC
Optimal Blue I, LLC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Simplifile Holdings, Inc.
Simplifile LC
Closing Technology & Services, Inc.
SnapNHD, LLC (51% ICE Mortgage Technology Holdings, Inc.)
UNITED STATES
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